Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333 -145845

May 6, 2008

SUPER TRACKSM NOTES

BARCLAYS CAPITAL

EARN SUCCESS EVERY DAY

THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

STRUCTURED INVESTMENTS can help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors achieve the following primary objectives: minimize or eliminate the loss of principal (e.g. Principal Protected Notes), generate higher yields (e.g. Reverse Convertible Notes) or participate in enhanced returns (e.g. Super TrackSM Notes).

SUPER TRACKSM NOTES

WHAT IS A SUPER TRACKSM NOTE

AND HOW DOES IT WORK?

SUPER TRACKSM notes offer investors enhanced participation in the performance of a reference asset. The Notes are typically linked to the performance of a particular market index, equity or equity basket. The Notes can be structured to provide exposure to other asset classes, such as commodities, interest rates, inflation, foreign exchange or a combination of asset classes termed a “hybrid”.

Super TrackSM Notes are issued by Barclays Bank PLC. The Notes typically provide exposure to the upside of the reference asset, as well as participation in the negative performance in the event of a market decline.

Super TrackSM Notes are typically issued in principal amounts of $1,000. An investment in Super TrackSM Notes, unlike a direct investment in a reference asset, does not provide any interest payments or dividend income. In order to participate in the returns on Super TrackSM Notes, the investment has to be held to maturity.

Super TrackSM Notes are not fully principal protected. However, they can be structured to include a degree of principal protection (“buffer”) where the principal amount of the Notes would be partially protected against a decline in the performance of the reference asset. The level of principal protection can typically range from 10% to 20% depending on the terms of a specific Note.

Among other features, Super TrackSM Notes can offer investors leveraged participation. Through purchasing the Notes, investors may receive higher gains than from a direct investment in the reference asset.

Depending on the components of its structure, such as the reference asset, maturity date, participation rate, etc., a Super TrackSM Note may also include a maximum return feature (“cap”) which would put a limit on the returns of the Note at a predetermined level.

POTENTIAL FOR ENHANCED RETURNS

VIA LEVERAGED PARTICIPATION

GENERALLY, SUPER TRACKSM NOTES are not principal protected, but they offer enhanced returns on the reference asset in the event of a rising market, while the downside market exposure is equivalent to the exposure of holding the reference asset.

The simplicity of the payoff and the enhanced participation make Super TrackSM Notes particularly attractive to investors with a bullish view of the market.

Payoff of the Super TrackSM Note enhanced return

Participation rate = 200%

Performance of the reference asset 100%

Hypothetical Example*

Terms

Underlying: ABC Index

_ Tenor = 4 years

_ Participation =200%

_ Initial index level equals 100% of the index level on the trade date

Possibilities of payoff at maturity

_ If the index performance is positive, the investor will receive the principal amount plus 200% participation of the return of the reference asset.

_ If the index performance is negative, the investor will lose some or all of the investment in the Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

SUPER TRACKSM NOTES

SUPER TRACKSM NOTE

WITH A MAXIMUM RETURN FEATURE

ANOTHER VERSION OF THE SUPER TRACKSM note includes a maximum return feature which allows investors to participate in any gains of the reference asset up to a maximum return (“cap”) level that is established in the pricing supplement filed with the SEC prior to the Note issuance date. Adding a cap feature may allow the Super TrackSM Note to be structured with a shorter maturity or a higher participation level.

This strategy allows investors with a positive view of the market to potentially benefit from short-term market movements. With this structure of the Super TrackSM Note, investors will not be able to participate in the upside of the reference asset above the predetermined cap level, but they will be able to benefit from the positive performance of the reference asset up to the cap level.

On the downside, the performance of the Note will be equivalent to the performance of the reference asset.

118% Predetermined Cap

Participation rate = 300% Performance of the reference asset 100%

Hypothetical Example*

Terms

Underlying: ABC Index

_ Tenor =14 months

_ Participation = 300%

_ Cap = 6%

_ Max return = 18%

Possibilities of payoff at maturity

_ If the index performance is positive, the investor will receive the principal amount plus 300% participation of the return on the reference asset up to the cap amount.

_ If the index performance is negative, the investor will lose some or all of the investment in the Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

DOWNSIDE PROTECTION

(THE “BUFFERED” SUPER TRACKSM)

SUPER TRACKSM NOTES may provide a degree of principal protection (“buffer”) in the case of negative performance of the reference asset(s).

If the market value of the reference asset declines, the investor’s capital remains fully protected, unless the reference asset falls below a pre-specified protection level at any time throughout the life of the trade. The protection level typically ranges from 10% to 20%.

The protection level can be set to accommodate any specific participation or pricing range required. The less protection the trade provides, the less expensive the structure will be. Correspondingly, the more protection the trade provides, the more costly the structure will be.

Should the value of the reference asset breach (i.e. fall below) the protection level at any time during the trade, the investor will experience principal losses.

Payoff of the Super TrackSM Note–enhanced return Particpation rate = 200% Performance of the reference asset 100%

10% Principal Protection

Hypothetical Example*

Terms

Underlying: ABC Index

_ Tenor =18 months

_ Participation = 200%

_ Initial index level equals 100% of the index level on the trade date

_ Buffer level =10% (Protection level =90% of the index level on the trade date)

Possibilities of payoff at maturity

_ If the index performance is positive, the investor will receive the principal amount, as well as 200% of the return of the reference asset.

*The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

SUPER TRACKSM NOTES

If the index performance is negative, but greater than the protection level, the investor will receive only the principal amount invested in the Notes.

_ If the index performance declines below the protection level, the investor will lose 1% of the principal amount of the Notes for every 1% that the index performance declines. The investor may lose up to 90% (less protection level) of the initial investments, if the buffer level was 10% as per this example.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

BENEFITS AND RISKS OF

SUPER TRACKSM NOTES

Benefit s Appreciation potential—the Notes provide an opportunity to receive enhanced returns on the reference asset

The Notes can include a certain degree of downside protection from the decline in the value of the reference asset

Possibility to take advantage of positive market trends

The Notes may provide portfolio diversification Risks Possibility of principal loss

Possibility of limited appreciation potential (depending on the leverage factor or a cap component embedded n i the structure)

Can provide same downside exposure as the direct n i vestment n i the reference asset

Generally , no interest or dividend payments on the investment

IS THIS THE RIGHT

INVESTMENT FOR YOU?

The Notes may be the right investment for you if:

_ You seek an investment with a return linked to the performance of the reference asset

_ You are looking to generate higher returns than those available from a direct investment in the reference asset

_ You believe the level of the reference asset will increase substantially during the term of the Notes

_ You are comfortable with taking downside risk

_ You do not seek to receive regular current income from your investment

_ You are looking to diversify your portfolio

_ You are prepared to hold the Notes to maturity

The Notes may not be the right investment for you if:

_ You prefer lower risk on your investment, so you are willing to accept potentially lower returns of fixed income investments with comparable maturities

_ You are not comfortable with bearing downside risk on your investment

_ You are looking to receive a regular flow of interest payments on your investment

_ You are not willing to bear the risk of principal loss

_ You seek an investment for which there will be an active secondary market

_ You are not prepared to hold the Notes to maturity

CERTAIN

RISK CONSIDERATIONS

You should carefully consider, among many things, the “Risk Factors” section in the applicable Prospectus.

SUPER TRACKSM NOTES

Market Risk

The market value of the Notes may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. The payment at maturity may be fully principal protected against a decline in the reference asset up to a “buffer percentage” or “buffer level” (if included in the structure of the Notes). The principal may be fully exposed to any decline in the reference asset below the buffer percentage.

The investor should be willing to hold the Notes until maturity. If the investor sells the Notes before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Notes prior to maturity may be substantially less than the amount originally invested in the Notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Price Volatility

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices of the reference assets will determine the payment at maturity on the Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

EARN SUCCESS WITH

BARCLAYS CAPITAL

Barclays Capital’s Solution Sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

_ All Asset Classes and Structures Under One Roof SM

_ Packaging even the most complex ideas into simple and efficient publicly registered products

_ Commitment to our clients: client service is the foundation for our success

SUPER TRACKSM NOTES

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Barclays disclaims any and all liability relating to these materials, and makes no express or implied representations or warranties concerning the statements made in, or omissions from, these materials. Any data on past performance, modelling, scenario analysis or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling, scenario analysis or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto. Any illustrative hypothetical performance information should not be relied upon in reaching an investment decision. This data does not reflect actual performance, nor was a contemporaneous investment model run of any index.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Barclays Capital—the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

Barclays, Barclays Capital, Super TrackSM and All Asset Classes and Structures Under One Roof SM are servicemarks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Copyright in these materials is owned by Barclays Bank PLC, 2008 (all rights reserved). These materials, or any part thereof, may not be reproduced, distributed or transmitted to any other person or incorporated in any way into another document without the prior written consent of Barclays.

© 2008, Barclays Bank PLC. All rights reserved.

FOR MORE INFORMATION please contact us at:

Phone: 212 412 1101 or

212 412 3520

E-mail: SolutionsSalesAmericas@barcap.com

or visit us at Barx-is.com

BARCLAYS CAPITAL

EARN SUCCESS EVERY DAY